TURBO ENERGY, S.A.

Street Isabel la Católica, 8, Door 51

Valencia, Spain 46004

September 19, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TURBO ENERGY, S.A.

Registration Statement on Form F-1

File No. 333- 273198 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. (Eastern Time) on September 21, 2023, or as soon thereafter as practicable.

Please contact Louis A. Bevilacqua, Esq. of Bevilacqua PLLC, U.S. counsel of the Company, at (202) 869-0888, ext. 100. to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing.

Very truly yours, Turbo Energy, S.A.
By:	/s/ Enrique Selva Bellvis
Name:	Enrique Selva Bellvis
Title:	Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.